UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cellceutix Corporation

(Name of Issuer)

Common Stock Class A, $0.001 par value

(Title of Class of Securities)

15115V101

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15115V101	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wayne O. Aruda
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,869,096 shares of Common Stock Class A.
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,869,096 shares of Common Stock Class A.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,869,096 shares of Common Stock Class A.
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15115V101	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mary M. Aruda
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,869,096 shares of Common Stock Class A.
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,869,096 shares of Common Stock Class A.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,869,096 shares of Common Stock Class A.
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15115V101	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Cellceutix Corporation

(b)	Address of Issuer’s Principal Executive Offices 100 Cumming Center, Suite 151-B Beverly, MA 01915

Item 2.

(a)	Name of Person Filing Wayne O. Aruda Mary M. Aruda

(b)	Address of the Principal Office or, if none, residence For Wayne O. Aruda: 593 NW Crane Terrace Boca Raton, FL 33432 For Mary M. Aruda: 593 NW Crane Terrace Boca Raton, FL 33432

(c)	Citizenship Wayne O. Aruda is United States citizen.
Mary M. Aruda is a United States citizen.

(d)	Title of Class of Securities Common Stock Class A, $0.001 par value

(e)	CUSIP Number 15115V101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 15115V101	13G	Page 5 of 7 Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Wayne O. Aruda and Mary M. Aruda jointly hold 9,869,096 shares of Common Stock Class A as of December 31, 2015.

(b)	Percent of class: 8.3%. The percentages used herein and in the rest of the Schedule 13G are calculated based upon 118,500,536 shares of Common Stock Class outstanding as of October 31, 2015, as reported in the Company's Quarterly Report on Form 10-Q/A for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

(c)

Number of shares as to which the person has:

Wayne O. Aruda

(i)    Sole power to vote or to direct the vote: 0

(ii)    Shared power to vote or to direct the vote: 9,869,096 shares of Common Stock Class A

(iii)    Sole power to dispose or to direct the disposition of: 0

(iv)    Shared power to dispose or to direct the disposition of: 9,869,096 shares of Common Stock Class A

Mary M. Aruda

(i)    Sole power to vote or to direct the vote: 0

(ii)    Shared power to vote or to direct the vote: 9,869,096 shares of Common Stock Class A

(iii)    Sole power to dispose or to direct the disposition of: 0

(iv)    Shared power to dispose or to direct the disposition of: 9,869,096 shares of Common Stock Class A

** This Amendment is being filed because of a change in the beneficial ownership of shares of Common Stock Class A held by Wayne O. Aruda and Mary M. Aruda as of December 31, 2015.

CUSIP No. 15115V101	13G	Page 6 of 7 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below each reporting person certifies that, to the best of the reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 15115V101	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of each person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

01/26/16
Date

WAYNE O. ARUDA

/s/ Wayne O. Aruda
Signature

Wayne O. Aruda
Name/Title

MARY M. ARUDA

/s/ Mary M. Aruda
Signature

Mary M. Aruda
Name/Title

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

01/26/16
Date

WAYNE O. ARUDA

/s/ Wayne O. Aruda
Signature

Wayne O. Aruda
Name/Title

MARY M. ARUDA

/s/ Mary M. Aruda
Signature

Mary M. Aruda
Name/Title